[Janus Letterhead]
May 4, 2011
VIA EDGAR
Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant” or the “Trust”) 1933 Act File No. 002-34393 1940 Act File No. 811-01879 Post-Effective Amendment Nos. 139, 146, and 149
Dear Mr. Greene:
On behalf of the Registrant and Janus Protected Growth Fund (now referred to as Janus Protected Series — Growth as discussed below) (the “Fund”), this letter is to respond to your comments made by telephone on February 8, 2011, March 17, 2011, March 21, 2011, April 14, 2011, April 18, 2011, April 19, 2011, April 26, 2011, April 27, 2011, April 28, 2011, April 29, 2011, and May 3, 2011 with respect to the Registrant’s Post-Effective Amendment No. 139 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on January 28, 2011, Post-Effective Amendment No. 146 filed pursuant to Rule 485(a) under the 1933 Act, on April 21, 2011, and Post-Effective Amendment No. 149 filed pursuant to Rule 485(a) under the 1933 Act, on May 3, 2011. Capitalized terms, unless otherwise defined below, have the meaning as defined in the Fund’s prospectuses. The comments of the Staff of the Securities and Exchange Commission (the “Staff”) and the Registrant’s responses to the Staff’s comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to the Registrant’s other prospectuses and statements of additional information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.
Prospectus Comments
2.	Staff Comment: If each shareholder has a different protected amount, does this create a senior security and an issue under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”)?

Response: Certain disclosure in the prospectus included in the initial 485(a) filing, including the chart at page 11 (the “Investor Experience Chart”), was intended to illustrate that the experience of shareholders may vary depending on when a shareholder makes a purchase. This is because the protected amount is based on the highest net asset value (“NAV”) achieved by each share class and is not based on the purchase price paid by the shareholder, as further described below. The Registrant believes it is critical that shareholders understand this point. We believe that the chart and accompanying text may have contributed to the Staff’s misperception that the protected amount is determined separately for each shareholder. The Registrant revised the chart and the accompanying text to clarify this point. A draft of the revised Investor Experience Chart that was provided to the Staff via email on April 19, 2011 and included in the subsequent 485(a) filing on April 21, 2011.

For the information of the Staff, each shareholder does not receive a different protected amount. The protected amount is calculated by reference to the highest NAV achieved separately for each share class multiplied by the protection level (80% of the highest NAV since the inception of the share class) (“Protected NAV”). The cost of the protection arrangement is borne by the Fund and allocated to each class on the basis of the relative net assets of each class in accordance with the Rule 18f-3 Plan applicable to the Fund. Similarly, any amounts payable pursuant to the Capital Protection Agreement will be paid to the Fund and will be allocated to each class in accordance with the organizational documents of the Fund and the Fund’s Rule 18f-3 Plan. In the event that a termination event occurs under the Capital Protection Agreement, all shareholders of each class will be entitled to receive a protected amount equal to the number of shares held on the termination date multiplied by the per share shortfall for that class. The per share protected amounts among the different classes will vary to the extent of differences in dividends, distributions and expenses attributable to each class. Accordingly, all shareholders are entitled to protection in the same amount (i.e., 80% of the highest NAV achieved by their share class as of the termination date). The Registrant has revised both the Capital Protection Agreement to clarify the calculation of the protected amount, and the related disclosure has been conformed accordingly.

We believe that the structure of the protection payments is consistent with Section 18 because shareholders are entitled to the same protection amount (i.e., 80% of the highest NAV achieved by their share class), and the per share protection amount varies between the classes only to the extent of difference in dividends, distributions and expenses of the classes. We also believe the arrangement is similar to competitor products that offer protection features in a multiple class fund.

Additionally, on May 2, 2011, at the request of the Staff, Vedder Price P.C., on behalf of Janus Capital Management LLC (“Janus Capital” or the “Adviser”), submitted via email further analysis relating to why a payment made pursuant to the Capital Protection Agreement does not create a senior security issue under Section 18 and meets the requirements of Rule 18f-3.

3.	Staff Comment: Is there a conflict among the classes if one share class falls below its Protected NAV and uses the capital protection provided under the Capital Protection Agreement (the “Protection”) where as the other share classes have paid for the Protection but are not using it?

Response: The Registrant believes that there is no conflict as each share class is receiving the same level of protection at 80% of its highest NAV achieved. In addition, each shareholder does not receive a different protected amount. The capital protection fee is paid by the Fund as it is a benefit for all share classes. In the remote scenario that one share class falls below its Protected NAV and the protection amount is then paid to the Fund by the Capital Protection Provider, that one share class receives its Protected NAV and all other share classes receive an NAV that is equal to or higher than their Protected NAV. The Registrant discloses under “Principal Investment Risks” that there is the potential for liquidation of the Fund in the event that one share class falls below its Protected NAV.

4.	Staff Comment: The Staff requested that the Registrant consider revising the Fund’s name to Protected/Growth Fund or Protection and Growth Fund to capture the concept that protection may be limited.

Response: Fund name requirements are driven by Section 35(d) under the 1940 Act and Rule 35d-1. The Registrant believes that the Fund’s name is consistent with Section 35 and Rule 35d-1. The Registrant believes that the term ‘protected’ is descriptive of the overall process and objective of the Fund, and assists investors in identifying a fund that contemplates an element of capital preservation in its objective. Additionally, the term ‘protected’ is widely used in the industry to describe strategies that seek to guard against market conditions and/or events (e.g. inflation ‘protected’ funds). Similar to disclosures of other funds that utilize variants of ‘protected’ in their names, the key consideration is disclosure relating to circumstances where the Fund’s objective may not be obtained. In particular, there is disclosure in the prospectus, which includes recent Staff comment, that describes how each share class is protected at 80% (not 100%) of its highest NAV achieved and examples of how the 80% Protected NAV is reduced by dividends, distributions, extraordinary items and extraordinary expenses. The prospectus also describes the circumstances in which the protection may be limited and the risks that may prevent the Fund from achieving its investment objective. While the Registrant does not believe that the Fund’s name presents an issue under Section 35(d), at the Staff’s request, the Registrant will include disclosure on the front cover of the Fund’s prospectuses that states “Protection may be limited.”

Note: following additional conversations with the Staff relating to the name of the Fund, the Registrant, with the support of the Staff, has revised the Fund’s name to “Janus Protected Series — Growth.”

5.	Staff Comment: On the cover of the Fund’s prospectus, please include disclosure that indicates that in certain instances, a shareholder’s investment may not be protected.

Response: The Registrant has included disclosure on the front cover of the Fund’s prospectuses that states “Protection may be limited.”

6.	Staff Comment: Please explain who the parties are to the Capital Protection Agreement.

Response: The Capital Protection Agreement is between the Fund, Janus Capital, and BNP Paribas Prime Brokerage, Inc. (“BNPP” or the “Capital Protection Provider”) and is backed by the full faith and credit of BNP Paribas S.A (“BNP Paribas”).
•	The Fund is a primary signatory to the Capital Protection Agreement and beneficiary of the capital protection.
•	Janus Capital is the investment adviser to the Fund and is primarily responsible for support of the Capital Protection Agreement’s terms. Janus Capital is a signatory to the Capital Protection Agreement for limited representations related to reporting and margin requirements.
•	BNPP (the Capital Protection Provider) is a Delaware Corporation and registered broker-dealer that provides the day to day support of the Capital Protection Agreement’s terms, including the risk allocation methodology. BNPP is a U.S. GAAP filer and primary signatory to the Capital Protection Agreement. BNPP has offices in Chicago and New York City and is wholly owned by BNP Paribas.
•	BNP Paribas (the Parent Guarantor) is a AA rated French bank that provides the financial backstop to the Guarantee. Under a “Parent Guaranty,” which is separate from the Capital Protection Agreement, BNP Paribas is responsible to the Fund for financial obligations that arise under the Capital Protection Agreement to the same extent that BNPP is obligated. The Parent Guaranty is an absolute, irrevocable, and continuing guarantee of these financial obligations.
As noted above, the Capital Protection Provider is a U.S. GAAP filer and the Fund intends to include, or incorporate by reference, the financial statements of the Capital Protection Provider as an exhibit to its registration statement. The Parent Guarantor is not a U.S. GAAP filer and therefore, no financial statements of the Parent Guarantor will be included in the registration statement or incorporated by reference. We understand that the Capital Protection Provider previously discussed this matter with members of the Staff. Neither the Capital Protection Provider nor the Parent Guarantor is the issuer of the securities being registered under these post-effective amendments. In addition, the Parent Guarantor is guaranteeing the performance of its subsidiary, it is not insuring or guarantee the shares of the Fund. Under these circumstances and based on a review of competitor funds with similar structure, we are not aware of any requirement for either the Capital Protection Provider or the Parent Guarantor to sign the registration statement of the Trust (please refer to Staff Comment 27 for additional discussion).

7.	Staff Comment: Should the Capital Protection Provider be treated as a subadviser to the Fund, and should the Capital Protection Agreement be subject to the requirements of Section 15 of the 1940 Act?

Response: No. The 1940 Act defines an investment adviser as “ . . . (A) any person (other than a bona fide officer, director, trustee, member of an advisory board, or employee of such company, as such) who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property, or is empowered to determine what securities or other property shall be purchased or sold by such company, and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .”

Pursuant to the Capital Protection Agreement, the Capital Protection Provider is obligated to make payments to the Fund under certain conditions if the value of the Fund’s assets fall below specified levels. Similar to a lending arrangement, the protection provider imposes limits on changes to the Fund’s investment policies and restrictions, which are designed to ensure that the risk profile of the Fund does not materially change without the consent of the Capital Protection Provider. In addition, the proprietary risk controls of the Capital Protection Provider will under certain market conditions impact the Fund’s allocations between the Equity Component and the Cash Component. Such allocation adjustments are not premised on investment advice or recommendations, however, but are a generic statistical model designed solely to support the asset level floors set forth in the Capital Protection Agreement. The Registrant believes these features of the product are not materially different from lending arrangements regularly used by closed-end funds or from other competitor funds offering similar warranty or protection features. The Capital Protection Provider has no authority to recommend or select portfolio securities, to execute portfolio transactions or to exercise any rights attendant to portfolio holdings such as corporate actions or voting rights. Unlike a lending arrangement, the Capital Protection Provider does not have a lien on portfolio assets and has not been granted any power of attorney to direct the disposition of portfolio assets. Finally, we note that the Board of Trustees may terminate the Capital Protection Agreement at any time that it determines that the arrangement is no longer in the best interests of the Fund. The disclosure has been clarified regarding the Capital Protection Provider’s role with respect to the Fund.

8.	Staff Comment: Please describe how the fee paid to the Capital Protection Provider is allocated and paid by each share class.

Response: The Fund pays the Capital Protection Provider, under the Capital Protection Agreement, a fee equal to 0.75% of the aggregate Protected Amount, which is calculated daily and paid monthly. Because the Capital Protection Fee is based on the aggregate protected assets of the Fund rather than on the Fund’s total net assets, it can fluctuate between 0.60% and 0.75%. The fee paid to the Capital Protection Provider will be accrued by each share class based on prior day relative protected net assets. The payment to the Capital Protection Provider will be made by the Fund based on the total payable amount and allocated based on relative protected net assets.

9.	Staff Comment: Disclose whether there is any agreement to waive fees between Janus Capital and the Capital Protection Provider.

Response: There is no current agreement between Janus Capital and the Capital Protection Provider to waive fees.

10.	Staff Comment: The Staff requested confirmation that the Capital Protection Provider is not an affiliate of Janus Capital, noting that if the two entities were affiliates, a conflict of interest could arise if Janus Capital waived a portion of the fees it is entitled to receive from the Fund.

Response: The Registrant confirms that the Capital Protection Provider it is not an affiliate of Janus Capital.

11.	Staff Comment: Please explain under what circumstances the Capital Protection Provider will provide capital protection to the Fund.

Response: As described throughout the Fund’s prospectus, there are various instances that could result in payment of the Protection. In any circumstance where the Capital Protection Provider is paying a shortfall amount to the Fund, the Fund will terminate and liquidate. First, in the event that any share class’ NAV falls below its Protected NAV, the Capital Protection Provider will pay the shortfall amount (“Settlement Amount”) to the Fund. In addition, there are other events that result in termination of the Capital Protection Agreement either at the option of the Capital Protection Provider or the Fund. In these circumstances, on the date of termination of the Capital Protection Agreement, the Capital Protection Provider is obligated to pay any Settlement Amount to the Fund. A description of the circumstances in which the Capital Protection Provider will provide capital protection to the Fund is specifically outlined under “Additional Information About the Capital Protection Arrangement” and the subsection “Termination Events.”

12.	Staff Comment: Please explain why the Capital Protection Agreement is not a derivative as defined in FASB Accounting Standards Codification Topic 815, Derivatives and Hedging (“Topic 815”).

Response: Topic 815 provides a definition of a derivative instrument. A derivative instrument must have all of the following characteristics (815-10-15-83):
1.	One or more underlyings;
2.	One or more notional amounts or payment provisions or both;
3.	Requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and
4.	Terms implicitly or explicitly require or permit net settlement or it can be settled net by a means outside the contract or provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Capital Protection Agreement has the following characteristics:
•	Underlying — as defined in 815-10-15-88, the underlyings for the Capital Protection Agreement are the NAVs per share for each share class coupled with the occurrence of one or more of the NAVs per share falling below 80% of the highest NAV per share for that share class.
•	As defined in 815-10-15-90, reference to either a notional amount or a payment provision (see below) is needed in relation to an underlying to compute the contract’s periodic settlements and resulting changes in fair value; however, the Capital Protection Agreement does not allow for periodic settlements.
•	Notional amount — the Capital Protection Agreement does not have a notional amount as defined in 815-10-15-92. It does have a maximum settlement amount, but that does not impact the settlement of the Agreement in the event one or more share classes have NAVs per share below 80% of the highest share class NAV per share.
•	Payment provision — as defined in 815-10-15-93, a payment provision specifies a fixed or determinable settlement to be made if the underlying behaves in a specified manner. The Capital Protection Agreement requires payment in the event that any share class NAV per share decreases to a level below its highest NAV per share.
•	Initial net investment — as defined in 815-10-15-94 through 815-10-15-98, a derivative instrument does not require an initial net investment that is equal to the notional amount or that is determined by applying the notional amount to the underlying. The Capital Protection Agreement does not require an initial net investment, but nor does it have a notional amount. The Agreement provides rights to the Fund while the Capital Protection Provider has the obligations, but unlike an option no initial net investment (premium) is paid. Rather, the Fund will pay a fee to maintain the rights. The Capital Protection Agreement cannot be sold by the Fund and no gains are recognized unless the payment provision is met. No loss would be recognized unless the NAV per share for any share class was below 80% of its highest NAV per share and the Capital Protection Provider defaults.
•	Net settlement — as defined in 815-10-15-99 through 815-10-15-139, a contract meets the definition of a derivative instrument if its settlement criteria meet the criteria for net settlement under contract terms, net settlement through a market mechanism, or net settlement by delivery of derivative instrument or asset readily convertible to cash. Neither party to the Capital Protection Agreement can net settle the Agreement at any time and gross settlement must be made by the Capital Protection Provider if the payment provision is met. The Fund does not have the ability to settle the Agreement.
Based on the discussion above, the Capital Protection Agreement does not meet the definition of a derivative instrument as defined by Topic 815.

However, while the Registrant continues to believe that the Capital Protection Agreement does not meet the definition of a derivative, the Registrant concedes that the accounting rules may be ambiguous in this regard. In consideration of the Staff’s ongoing comments, the Registrant agrees to treat the Capital Protection Agreement as a derivative on the Fund’s books and records and will apply its fair valuation policies (consistent with industry standard derivative valuations) to the asset. The Registrant has discussed this approach with its Fund auditor.

Additionally, the Registrant will include disclosure, as requested by the Staff, in the Fund’s registration statement that states:

“The Capital Protection Agreement will be fair valued on a daily basis in accordance with the Fund’s Fair Valuation Procedures. Factors considered in determining a fair value are expected to be based on standard option pricing models which take into account, among other factors, market volatility, whether a shortfall exists or is likely to occur, and the amount and timing of any payments owed.”

13.	Staff Comment: Please explain the accounting treatment of the proceeds paid by the Capital Protection Provider in the event that the Fund’s protection feature is triggered. Please include discussion regarding the impact to the separate share classes if the NAV of one or more, but not all, share classes of the Fund drop below the Protected NAV level.

Response: In the event that one or more share class’ NAV falls below its Protected NAV and the guarantee is triggered, the proceeds paid by the Capital Protection Provider will be paid to the Fund. Such payment will likely be treated as ordinary income and become part of the final distribution, if any, to shareholders of all share classes. The proceeds will increase the total net assets of the Fund by the amount of any shortfall (which in total will be equal), no matter whether one or several share classes, and those share classes that are above the Protected NAV level will receive the total net assets upon liquidation while those that are at or below the Protected NAV level will receive the Protected NAV level upon liquidation.

14.	Staff Comment: Please explain whether the protection amount, referred to as the Shortfall Amount (or now referred to as the Settlement Amount in the Fund’s subsequent 485(a) filing), received by the Fund from the Capital Protection Provider will be booked as an asset prior to the Protection being triggered from one or more share classes breaking through the floor.

Response: In determining the appropriate accounting treatment for the Shortfall Amount by the Fund share class, Janus Capital has determined that, as to any potential payment by the capital protection provider, there is significant uncertainty as to what any such payment would be and when any such payment would be made. This determination is being made in light of the Statement of Financial Accounting FAS 5: Accounting for Contingencies (Section 1), which defines a gain contingency as follows: “...an existing condition, situation, or set of circumstances involving uncertainty as to possible gain...” Further, Accounting Research Bulletin No. 50 notes contingencies that might result in gains usually are not reflected in the accounts since to do so might be to recognize revenue prior to its realization and that adequate disclosure shall be made of contingencies that might result in gains, but care shall be exercised to avoid misleading implications as to the likelihood of realization.

Upon review of the due diligence that has been performed, it has been determined the appropriate accounting treatment is to not recognize the estimate of any potential Shortfall Amount by Fund share class payment until a Shortfall Amount is actually realized based on the following:
•	While the Capital Protection Agreement would provide a payment to the Fund in the event the Protected NAV per share is breached, there is no mechanism in place to allow for recognition of the estimated payment before a Shortfall actually exists so the Capital Protection Agreement does not have a value until the NAV per share falls below the Protected NAV per share.
•	While the disclosures will detail the circumstances under which a payment would be made, early recognition of a potential payment as an asset of the Fund with value (i.e. the receivable from the capital protection provider is greater than the payable due to Fund shareholders in the event of a liquidation) would result in the net assets and net asset values per share being inappropriately inflated.
•	The risk model employed to manage the Fund is designed to minimize the likelihood the Protected NAV per share will be reached and any movement toward the Protected NAV per share results in the Fund reducing its risk and maintaining a low likelihood the Protected NAV per share will be reached.
In the event there is a Shortfall Amount by Fund share class that becomes certain, the Fund would recognize the amount. The matter has been discussed extensively with the independent auditor of the Fund.

15.	Staff Comment: How is the Protected Amount allocated and can the asset be booked to one class?

Response: The proceeds paid by the Capital Protection Provider in the event the protection is triggered will be paid to the Fund. It will likely be treated as a capital item and become part of the final distribution, if any, to shareholders of all share classes. The proceeds will increase the total net assets of the Fund by the amount of any shortfall (which in total will be equal), no matter whether one or several share classes, and those share classes that are above the Protected NAV level will receive the total net assets upon liquidation while those that are below the Protected NAV level will receive the Protected NAV level upon liquidation.

16.	Staff Comment: Please explain how a breach of a Protected NAV by one or more share classes can result in the liquidation of the entire Fund, as disclosed Under “Liquidation Risk” in the summary section of the revised prospectus.

Response: The risk allocation methodology utilized for the Fund is designed to maintain a share class’ NAV above its Protected NAV. Each share class will be protected to 80% of the highest NAV attained by that share class. In an effort to ensure equitable treatment for all share classes, once one share class breaches its Protected NAV, the Fund must liquidate so that all shareholders receive the benefit of the protection. The protection provided by the Capital

Protection Provider is at the Fund level, not the share class level or shareholder level. Otherwise, if the Fund continues its operations, there is an unfair result for that share class that breached its Protected NAV because it will not receive protection at that time. Alternatively, if only that one share class liquidates, there is an unfair result for all of the other share classes that continue operations but with a reduced Maximum Settlement Amount (or $1.5 billion in aggregate protection coverage to the Fund) since at least some of the $1.5 billion has been used and they did not receive the Fund level protection that is provided by the Capital Protection Provider.

17.	Staff Comment: Please confirm that there are no exceptions or escape clauses that would allow the Fund to keep operating even if one or more share classes have breached their respective Protected NAV.

Response: The Registrant confirms that there are no exceptions or escape clauses that would allow the Fund to keep operating under such circumstances.

18.	Staff Comment: The Staff requested that the disclosure be clarified regarding how the Fund will liquidate when the Protected NAV of a share class is breached.

Response: The Registrant confirms that it has added disclosure relating to the Fund’s liquidation process in the event a share class’s NAV is below its Protected NAV.

19.	Staff Comment: Provide examples in the disclosure regarding the various scenarios that could trigger the protection and thereby cause the Fund to liquidate, such as if one share class’ NAV falls below the “floor” and the other share classes’ NAV do not. Would this result in the Fund’s liquidation?

Response: The Registrant has revised the prospectus disclosure, including Appendix A to the prospectus included in the initial 485(a) filing, to include an example scenario related to the trigger of the Protection by several share classes but not all.

Below is an illustration indicating how the Protected Amount would be calculated under different circumstances, as well as an example of how the Protection works in conjunction with multiple share classes.

Multiple Classes and the Protection. The Fund offers multiple share classes each having its own Protected NAV. If one or more share classes were to fall below their respective Protected NAV, the “Aggregate Shortfall Amount” (or the sum of the shortfall between the then-current NAV and the Protected NAV of each share class, multiplied by the number of shares outstanding for such share class) would be calculated, and the Capital Protection Provider would be obligated to pay the Aggregate Shortfall Amount to the Fund. In this event, the Fund will be terminated and each share class will be liquidated. There are two resulting scenarios for investors.

NAV Per Share Class Is Below Protected NAV:

If the NAV per share of a share class is below its Protected NAV, shareholders will receive the Protected NAV for their shares which will consist of the then-current NAV per share for that share class plus the shortfall amount from the Capital Protection Provider. The shortfall amount will equal the difference between the Protected NAV and the then-current NAV per share for the share class.

NAV Per Share Class Equals or Exceeds Protected NAV:

If the NAV per share of a share class equals or exceeds its Protected NAV, shareholders will receive the then-current NAV per share for that share class. For investors in this share class, there is no shortfall amount as the then-current NAV for the shares class is at or above its Protected NAV.

In sum, the Fund is designed so that if any single share class falls below its Protected NAV, the Fund will be liquidated, the Capital Protection Provider is obligated to pay the Protection Amount to the Fund and each share class that has a shortfall will receive its proportionate share of the amount owed. In the following scenario the current NAV of Class S Shares and Class T Shares have fallen below their respective Protected NAV:

								Total
					% of			Payout as a
Fund		NAV at time of		Highest	Highest	Protected	Shortfall	% of
Share	Shares	Protection	Aggregate Share	NAV per	NAV Per	NAV Per	Amount per	Highest
Class	Outstanding	Trigger	Class NAV	share	Share	Class	Share Class	NAV
Class A	20,421,895.20	$30.16	$615,912,469.36	$37.70	80.01%	$30.16	$—	80.01%
Class C	199,190.38	$29.95	$5,964,883.48	$37.43	80.00%	$29.95	$—	80.00%
Class D	169,650,162.83	$30.23	$5,128,677,902.78	$37.76	80.06%	$30.21	$—	80.06%
Class I	5,674,708.27	$30.25	$171,648,402.55	$37.81	80.00%	$30.25	$—	80.00%
Class S	2,726,233.52	$30.09	$82,044,033.82	$37.77	79.68%	$30.22	$329,436.66	80.00%
Class T	88,428,630.45	$30.21	$2,671,385,147.55	$37.77	79.98%	$30.22	$670,563.34	80.00%
	287,100,820.65		$8,675,632,839.55 (Aggregate NAV of the Fund)				$1,000,000.00 (Aggregate Shortfall Amount paid)

Note:	Following additional discussions with the Staff, the calculation of the Protected Amount has changed. Please refer to Staff Comments 46 and 95 for further information.

20.	Staff Comment: Provide four examples showing extreme scenarios with a share class falling through the floor, with two of those examples assuming a large class barely breaches the floor while a small share class significantly falls through the floor and the other two examples assume the reverse scenario. Show the difference as well with these scenarios occurring both within the $1.5 billion coverage currently provided by the Capital Protection Provider and if the shortfall amount is over $1.5 billion and not covered by the Capital Protection Provider.

Response: The examples below were constructed based on parameters requested by the staff and are designed to demonstrate the operation of the Capital Protection Agreement in circumstances where two classes experience a Shortfall Amount of different per share amounts. At the request of the Staff, the assumptions contained in the examples are “extreme” scenarios, which we believe are unlikely to occur. In order to meet the Staff’s parameters, the Registrant has assumed that one share class experiences a substantial NAV decline on a single day while the other share class experiences a $.01 share drop on the same day. Because each class is effected in the same manner by market value fluctuations of the portfolio, the examples assume a substantial NAV deviation solely as a result of the expense differential between classes. Because a significant portion of expenses are based on net assets and/or allocated among the classes based on relative net assets, we believe this scenario is unlikely to occur.

The examples set forth the settlement payments attributable to each share class as a result of a Termination Event resulting from the Aggregate Shortfall Amount exceeding $0. The Aggregate Shortfall Amount is the sum of the Shortfall Amounts of each class. Therefore, the Aggregate Shortfall Amount will exceed $0 if the Shortfall Amount of one or more classes exceeds $0. Under the Capital Protection Agreement, in this circumstance, each class will receive the Shortfall Amount calculated for that class pursuant to the terms of the Capital Protection Agreement (i.e., Protected NAV per share minus the then-current NAV per share multiplied by the number of shares outstanding), subject to the overall Maximum Settlement Amount ($1.5 billion).

In the four examples shown below, the current NAVs and performance numbers are those for a comparable Janus fund. The performance covers the period July 2, 2009 — March 31, 2011. We believe this is a reasonable representation of how the share classes shown below would perform over that period. In all the examples,
•	Every share class receives the same level of protection
•	Every share class follows the same calculation methodology in determining the shortfall amount

Example 1: Large Share Class Barely Breaches Protected NAV, Small Share Class Significantly Breaches Protected NAV

							Shortfall
Share Class	Shares O/S	Current NAV	TNA	Protected NAV	Protection Amount	Shortfall	Per Share

I	1,000,000,000	$30.00	$30,000,000,000	$30.01	$30,010,000,000	$10,000,000	$0.01
II	1,000	$29.68	$29,680	$29.97	$29,970	$290	$0.29

			$30,000,029,680	Aggregate Shortfall Amount:		$10,000,290

		I Performance to Current NAV:		44.73%
		II Performance to Current NAV:		42.28%

		I Performance to Protected NAV:		44.76%
		II Performance to Protected NAV:		43.26%
In this example, the NAV per share of the larger share class is $0.01 below its Protected NAV per share while the NAV per share of the smaller share class is $0.29 below its Protected NAV per share. Under these assumptions, the Capital Protection Provider will pay an Aggregate Shortfall Amount of $10,000,290 to the Fund. Each share class will receive the Shortfall Amount calculated for that class in accordance with the terms of the Capital Protection Agreement. The calculation of the Shortfall Amount is determined by a formula that is identical for all share classes (i.e., Protected NAV per share for that class minus the then-current NAV per share for that class multiplied by the number of shares outstanding for that class).

Because the Aggregate Shortfall Amount is below the Maximum Settlement Amount, there is no reduction in the payment owed to the share classes.

Example 2: Large Share Class Significantly Breaches Protected NAV, Small Share Class Barely Breaches Protected NAV

							Shortfall
Share Class	Shares O/S	Current NAV	TNA	Protected NAV	Protection Amount	Shortfall	Per Share

I	1,000	$30.00	$30,000	$30.01	$30,010	$10	$0.01
II	1,000,000,000	$29.68	$29,680,000,000	$29.97	$29,970,000,000	$290,000,000	$0.29

			$29,680,030,000	Aggregate Shortfall Amount:		$290,000,010

		I Performance to Current NAV:		44.73%
		II Performance to Current NAV:		42.28%

		I Performance to Protected NAV:		44.76%
		II Performance to Protected NAV:		43.26%
In this example, the NAV per share of the larger share class is $0.29 below its Protected NAV per share while the NAV per share of the smaller share class is $0.01 below its Protected NAV per share. Under these assumptions, the Capital Protection Provider will pay an Aggregate Shortfall Amount of $290,000,010 to the Fund. Each share class will receive the Shortfall Amount calculated for that class in accordance with the terms of the Capital Protection Agreement. The calculation of the Shortfall Amount is determined by a formula that is identical for all share classes (i.e., Protected NAV per share for that class minus the then-current NAV per share for that class multiplied by the number of shares outstanding for that class).

Because the Aggregate Shortfall Amount is below the Maximum Settlement Amount, there is no reduction in the payment owed to the share classes.

Example 3: Large Share Class Barely Breaches Protected NAV, Small Share Class Significantly Breaches Protected NAV and Shortfall Amount In Excess Of Maximum Settlement Amount

							Shortfall
Share Class	Shares O/S	Current NAV	TNA	Protected NAV	Protection Amount	Shortfall	Per Share

I	175,000,000,000	$30.00	$5,250,000,000,000	$30.01	$5,251,750,000,000	$1,750,000,000	$0.01
II	1,000	$29.68	$29,680	$29.97	$29,970	$290	$0.29

			$5,250,000,029,680	Aggregate Shortfall Amount:		$1,750,000,290

				Maximum Settlement Amount:		$1,500,000,000

				Difference:		$(250,000,290)

		I Performance to Current NAV:		44.73%
		II Performance to Current NAV:		42.28%

		I Performance to Protected NAV:		44.76%
		II Performance to Protected NAV:		43.26%

					I Settlement Amount:	$1,499,999,751	$0.01
					II Settlement Amount:	$249	$0.25

					I % of Total Shortfall:	85.71%
					II % of Total Shortfall:	85.71%

		I Performance to Settlement:		44.76%
		II Performance to Settlement:		43.12%
In this example, the NAV per share of the larger share class is $0.01 below its Protected NAV per share while the NAV per share of the smaller share class is $0.29 below its Protected NAV per share. Under these assumptions, the Aggregate Shortfall Amount is $1,750,000,290. Because the Aggregate Shortfall Amount exceeds the Maximum Settlement Amount of $1.5 billion, the Aggregate Shortfall Amount will be the Maximum Settlement Amount. The Shortfall Amount for each class will be reduced proportionately (i.e., each class will receive the exact same percentage of its Shortfall Amount). The calculation of the Shortfall Amount is determined by a formula that is identical for each class (i.e., Protected NAV per share for that class minus the then-current NAV per share for that class multiplied by the number of shares outstanding for that class).

Example 4: Large Share Class Significantly Breaches Protected NAV, Small Share Class Barely Breaches Protected NAV and Shortfall Amount In Excess Of Maximum Settlement Amount

							Shortfall
Share Class	Shares O/S	Current NAV	TNA	Protected NAV	Protection Amount	Shortfall	Per Share

I	1,000	$30.00	$30,000	$30.01	$30,010	$10	$0.01
II	6,036,000,000	$29.68	$179,148,480,000	$29.97	$180,898,920,000	$1,750,440,000	$0.29

			$179,148,510,000	Aggregate Shortfall Amount:		$1,750,440,010

				Maximum Settlement Amount:		$1,500,000,000

				Difference:		$(250,440,010)

		I Performance to Current NAV:		44.73%
		II Performance to Current NAV:		42.28%

		I Performance to Protected NAV:		44.76%
		II Performance to Protected NAV:		43.26%

					I Settlement Amount:	$9	$0.01
					II Settlement Amount:	$1,499,999,991	$0.25

					I % of Total Shortfall:	85.69%
					II % of Total Shortfall:	85.69%

		I Performance to Settlement:		44.76%
		II Performance to Settlement:		43.12%
In this example, the NAV per share of the larger share class is $0.29 below its Protected NAV per share while the NAV per share of the smaller share class is $0.01 below its Protected NAV per share. Under these assumptions, the Aggregate Shortfall Amount is $1,750,440,010. Because the Aggregate Shortfall Amount exceeds the Maximum Settlement Amount of $1.5 billion, the Aggregate Shortfall Amount will equal the Maximum Settlement Amount. The Shortfall Amount for each class will be reduced proportionately (i.e., each class will receive the exact same percentage of its Shortfall Amount). The calculation of the Shortfall Amount is determined by a formula that is identical for each class (i.e., Protected NAV per share for that class minus the then-current NAV per share for that class multiplied by the number of shares outstanding for that class).

As discussed and reflected in the prospectus, the Maximum Settlement Amount of $1.5 billion will be reviewed periodically to determine whether additional coverage is necessary or available to support the Fund’s rising assets. Specifically, Janus Capital and the Capital Protection Provider have developed specific AUM checkpoints to review the aggregate protection and make efforts to secure additional protection coverage. This process will initially occur when the Fund reaches $750 million to determine if coverage will then be extended to $2.25 billion, and subsequently at such agreed upon checkpoints thereafter.

21.	Staff Comment: If one or more share classes fall below their Protected NAV, would the adviser take action to avoid liquidation of the Fund?

Response: The Fund has entered into the Capital Protection Agreement with the Capital Protection Provider to cover the shortfall between the then-current NAV and the Protected NAV of each share class in the event of liquidation of the Fund. The adviser has no intentions to take action to avoid liquidation of the Fund.

22.	Staff Comment: Describe the calculation of the Protected NAV, including how often it is calculated and who is responsible for this calculation.

Response: The Protected NAV for each share class is calculated daily by the Capital Protection Provider. Please refer to the response provided for Staff Comment 19 for the description of the calculation of the Protected NAV.

23.	Staff Comment: Provide examples of other fund companies that use “Protected” in the name, and any other examples of funds with a similar concept of protection.

Response: Various other funds have existed or currently exist in the marketplace with similar features to that of the Janus Protected Growth Fund. The Registrant notes five such funds below.

Sun America 2015 and 2020 High Watermark Funds offer investors protection of investment gains during the life of the fund at the maturity date. The protection is determined separately for each share class and is adjusted for any permitted exclusion such as for dividend distributions.

DWS LifeCompass Protect 2017 Fund was a multi-class fund which determined a protected high NAV separately for each share class and locked-in daily NAV appreciation (less any permitted exclusions such as for dividend distributions). On the fund’s maturity date, each class of shares would receive the higher of the then current NAV or the protected NAV for that class multiplied by the number of outstanding shares.

Blackrock Fundamental Growth Principal Protected Fund was a multi-class fund which on the maturity date guaranteed each shareholder could redeem his or her shares for an amount not less than the initial value of that shareholder’s account subject to certain exclusions such as for dividend distributions.

Oppenheimer Principal Protected Main Street Fund III is a multi-class fund which seeks to return to investors on the maturity date at least an amount equal to their initial investment reduced by certain exclusion such as for dividend distributions.

24.	Staff Comment: Please explain the differences between the Fund and other funds that provide a “guarantee” of a shareholder’s NAV at a specific date.

Response: The following information was provided to the SEC via email on February 21, 2011 which provides a summary of the structure of the Fund and how it differs for traditional principal protection funds:

Historically, principal protection funds provided 100% guarantees, meaning that investors would be guaranteed to receive at least their full initial investments (less sales charges) back at the end of a set guaranteed period. This highlights two major differences from the Janus Protected Growth Fund, which guarantees 80% of the highest achieved NAV and does not have a set “guarantee period,” but is continuously offered. This is not an insurance product.

Differences in the model

Historical Principal Protected Funds	Janus Protected Growth Fund
• Equity allocations often had maximum limits of 30-50%, even in rising markets	• No restrictions on equity allocation; ability to invest up to 100% in equities

•     To ensure 100% payment under the Guarantee, the majority of the initially invested assets were held in zero coupon bonds or set duration bonds (i.e, 5 year notes); This allocation leaves very little equity exposure to provide for increasing NAVs

•     Fund guarantees 80% of each share class’ highest NAV, not the shareholder’s initial investment. Fund can invest in derivatives in addition to cash

•     Ability to increase equity exposure to allow for increasing NAVs; with 20% guarantee cushion, increased flexibility to re-enter equity markets as they begin to rise

•     In flat or decreasing markets, funds often became irreversibly invested 100% in cash; contractually restricted to stay in cash, even as equity markets increased (to ensure 100% of the NAV at the end of the guarantee period)

•     In flat or decreasing markets and with a decrease in the Fund’s NAV, the Fund has greater cash weighting; at a 20% decline in the NAV, the Fund could be 100% in cash, but has the ability to move out of cash back into equities

• Typically only slight increases in value after a down market
•     Structured to provide ongoing upside capture—the ability for the Fund to accelerate its equity exposure provides considerably more upside potential in rising markets and with a rising NAV, and even allows new high NAVs to be reached in relatively flat markets if the equity component is performing well

• Final termination date	• Contract with guarantor has an initial 10 year term but can roll over for additional years

Differences in the Product Offering and Guarantee

Historical Principal Protected Funds	Janus Protected Growth Fund
• Flows designed to only decrease during the life of the fund	• Flows fluctuate up or down similar to other Janus funds

• Offering periods to purchase the fund typically 3-6 months	• Continuously offered; ability to purchase and redeem daily

• During the offering period, assets were almost 100% invested in cash to ensure that there was no loss of value before the “closing date”	• There is no “initial offering period” and no “closing date”; investment structure provides for continuous allocation between equities and cash

• On the closing date, all investors were locked into the fund for between 5-7 years (depending on the product) in order to be guaranteed their return
•     Shareholders have the flexibility to invest or redeem assets when they need to, and the investment structure of using equities and cash equivalents, rather than zero coupon bonds, provides liquidity for clients to enter and exit as needed. The Fund’s ability to reach new high water marks is an additional benefit to investors, likely reducing the market related redemptions compared to the previous model. If the guarantee is triggered, investors will not be locked into an undesirable product while they wait for the guarantee term to be achieved before being paid their guaranteed amount.

•     If the NAV of the fund fell below the offering price, and an investor decided to redeem their assets, they redeemed at the lower NAV value. Note: although this rarely happened due to the funds being significantly in cash before the NAV would decrease, it remained a risk.
• Should the Fund’s guarantee be triggered, the Fund will liquidate and investors will receive their guarantee amount (minimum 80% of their purchased NAV).

• Investors would have to remain invested for the full guarantee period to get their initial investment back, often locking them into a low to no appreciation product for a long period of time.

Historical Principal Protected Funds	Janus Protected Growth Fund
•     When markets are flat or moderately increasing, investors would redeem, putting stress on the fund that was locked into zero coupons, often resulting in the fund taking losses and triggering the guarantee plan to be enacted at the end of the guarantee period

•     The Fund’s structure of having the ability to continuously allocate between equity and cash allows for the ability to achieve new high watermarks, providing incentive for shareholders to remain in the Fund.

•     No new assets could be invested into the fund during the guarantee period, further hampering the liquidity of the fund. Note: at the end of the guarantee period, fund companies saw massive redemptions as clients opted to take the guarantee amount rather than reinvest with the fund company, likely due to the negative experience of the product.
• The Fund is continuously offered, accepting purchases and redemptions daily. The Fund does not have a termination date.
25.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Fund’s derivatives investment policy.

Response: The Registrant confirms that, consistent with the guidance, the disclosure is reflective of the Fund’s anticipated investments in derivatives instruments during the first year of its operations.

26.	Staff Comment: Please confirm that the font size appearing in certain footnotes within the prospectus complies with guidance provided by Rule 420 of the 1933 Act.

Response: The Registrant acknowledges the comment, and confirms that all footnotes comply with Rule 420, which instructs that footnotes must be in “roman type at least as large and as legible as eight-point modern type.”

27.	Staff Comment: The Staff asked whether the Capital Protection Provider would be a signatory to the Fund’s definitive registration filing pursuant to Rule 485(b).

Response: Registrant respectfully disagrees with the assertion that the Capital Protection Provider is required to sign the post-effective amendment to the registration statement of the Trust with respect to the Fund. The post-effective amendment to the registration statement relates solely to the registration of shares of the Fund. Pursuant the requirements of the 1933 Act, the registration statement is required to be signed by the Principal Executive Officer and Principal Financial Officer of the Trust, and the Board of Trustees of the Trust. The Capital Protection Provider has no relationship with, and is not authorized to sign on behalf of, the issuer of the securities being registered. The Capital Protection Provider merely has a contractual agreement with the Fund to make certain payments to the Fund under the terms set forth in the Capital Protection Agreement. The contractual obligations set forth in the Capital Protection Agreement do not constitute a security that is being registered under the 1933 Act.
The staff made an analogy to the signature requirements in a master-feeder structure. In a master-feeder structure, the Registrant understands that the staff’s position is that Principal Executive Officer, Principal Financial Officer and the Board of Trustees of the Master Fund are required to sign the 1933 Act registration statement of each Feeder Fund. In that case, the shares of both the Master Fund and the Feeder Fund each clearly constitute a security and the sale of each such security must be registered or exempt from registration. The Registrant assumes that the staff requires representatives of the Master Fund to sign the registration statement of the Feeder Fund because the shares of the Master Fund are exempt from registration but the disclosure of the Feeder Fund is derived to a significant degree from the Master Fund. The current situation differs markedly from, and is not analogous to, the master-feeder structure. As discussed above, the Capital Protection Provider has no relationship with the issuer of securities (other than a contractual relationship) nor is the Capital Protection Provider issuing any security.

There is ample precedent of competitor funds offering various types of warranties or protection features similar to the Fund. The Registrant is not aware of any circumstance where a party in a role comparable to that of the Capital Protection Provider has been a signatory to the registration statement of the mutual fund issuing the shares.

28.	Staff Comment: The Staff stated that the financial statements of the Capital Protection Provider are required to be filed as part of the Fund’s registration statement. The Staff noted that if the Capital Protection Provider is a reporting company under the Exchange Act of 1934, as amended (the “1934 Act”), and files financial statements that are compliant with Regulation S-X (whether on Form 10-K or Form 10-Q), the financial statements may be incorporated by reference into the Fund’s definitive registration statement filed pursuant to Rule 485(b) of the 1933 Act and included as an exhibit thereto. If the Capital Protection Provider is not a 1934 Act reporting company, the financial statements are required to be disclosed as part of the Fund’s SAI. The Staff further stated that the Capital Protection Provider’s financial statements must be accompanied by a consent of auditors filed as an exhibit to the Fund’s definitive Rule 485(b) filing.

Response: The Registrant confirms that the Capital Protection Provider is a 1934 Act reporting company and that the financial statements of the Protection Provider will be incorporated by reference on an annual basis filed as an exhibit to the Fund’s registration statement together with an auditor’s consent.

29.	Staff Comment: In the event that the Capital Protection Provider is no longer a 1934 Act reporting company, the Staff indicated that the Registrant will be required to disclose the Capital Protection Provider’s financial statements as part of the Fund’s SAI.

Response: The Registrant acknowledges the comment.

30.	Staff Comment: The Staff inquired as to whether the protection provided by the Capital Protection Provider runs to the Fund or directly to the Fund’s shareholders. If the protection runs directly to the Fund’s shareholders, the Staff stated that the protection should be registered as a security.

Response: The Registrant confirms that the protection runs to the Fund and not directly to the Fund’s shareholders. The protection does not need to be registered as a security.

31.	Staff Comment: The Staff requested assurance that in the event that the credit rating of the Capital Protection Provider is downgraded, the protection extended to the Fund will continue. The Staff also stated that the Registrant will be required to inform the Staff in the event of a credit downgrade of the Capital Protection Provider and to provide the Staff with an overview of the impact of the downgrade on the operation of the Fund, including any changes that may result.

Response: The Registrant acknowledges the comment and confirms that it will notify the Staff by phone or email in the event of a downgrade of the Capital Protection Provider’s credit rating and provide any available information of the impact of such downgrade on the Fund’s operations.

32.	Staff Comment: The Staff requested that the Registrant inform the Staff if a new protection provider is engaged by the Fund. The Staff further stated that any disclosure requirements extending to the Fund’s current Capital Protection Provider, such as the requirements surrounding the manner in which the Capital Protection Provider’s financial statements are disclosed, would likewise extend to a new protection provider.

Response: The Registrant acknowledges the comment.

33.	Staff Comment: The Staff stated the Registrant must provide an undertaking pursuant to Item 35 of Form N-1A relating to the Capital Protection Provider’s audited financial statements.

Response: The Registration acknowledges the comment and confirms that it will make the requested undertakings as follows:
During the period that the Capital Protection Agreement (or any successor agreement) is in effect, the Registrant hereby undertakes to include or incorporate by reference the most recent audited financial statements for the Capital Protection Provider (or any successors or substituted entities thereto), as applicable, in its annual update to its registration statement under the Investment Company Act of 1940, as amended. To the extent that the Capital Protection Provider (or any successor or substituted entity) is required to file reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Registrant undertakes to incorporate by reference any reports filed on Form 10-K under the Exchange Act. To the extent that the Capital

Protection Provider is not required to file reports under the Exchange Act, the Registrant will obtain a representation that such financial statements have been and will be prepared in accordance with U.S. GAAP, as if the Capital Protection Provider was required to file Form 10-K under the Exchange Act. Further, the Registrant undertakes under such circumstances to include as an exhibit to its registration statement as it relates to the Fund, the consent of the independent auditors of the Capital Protection Provider (or such successors or substituted entities), as applicable, regarding such financial statements.
The Registrant hereby further undertakes to include in the Registrant’s annual and semiannual reports (with respect to the Fund) to shareholders, an offer to supply the most recent annual and/or quarterly report of the Capital Protection Provider (or any successor or substituted entity thereto), free of charge, upon a shareholder’s request.
Please note that the undertakings previously noted by the Staff regarding providing notice to shareholders are not applicable given that if there are “significant events” as outlined in the prospectus and SAI and liquidation results, the Fund will liquidate. As outlined in the Registrant’s response to Staff Comment 34 below, the prospectus serves as notice to shareholders of liquidation if the Fund liquidates as a result of termination of the Capital Protection Agreement other than in connection with the 10 year term of the Agreement.

34.	Staff Comment: The Staff inquired into what notification will be provided to shareholders if the Fund begins the liquidation process.

Response: As discussed, the prospectus serves as notice to shareholders of liquidation if the Fund liquidates as a result of termination of the Capital Protection Agreement at the option of the Capital Protection Provider. Since liquidation is expected to commence immediately if there is an event under the Capital Protection Agreement that triggers termination, there is no time otherwise to send an advance notice to shareholders other than through the prospectus. The Trust’s governing documents do not provide a time period for requiring advance notice. To assist shareholders in understanding the potential for liquidation resulting from one share class falling below its Protected NAV, Janus Capital intends to include information on its website regarding the Fund’s NAV and Protected NAV. If the Fund and Capital Protection Provider do not mutually agree to extend the Capital Protection Agreement beyond the initial 10 year term and the Fund liquidates as a result, shareholders will be provided advance written notice of this termination and liquidation other than through the prospectus.

35.	Staff Comment: Please confirm whether the 60 days notice to shareholders in the event that material changes are made to the Capital Protection Agreement will be provided in writing.

Response: The Registrant confirms that any notice to be provided to shareholders as a result of a material change being made to the Capital Protection Agreement will be in writing and has updated the disclosure accordingly.

36.	Staff Comment: The Staff stated that the Fees and Expenses table in the Summary Section of the prospectus should include a separate line item to reflect the fee paid to the Capital Protection Provider and requested that the Registrant provide a draft of the Fees and Expenses table in the Summary Section of the prospectus for review prior to effectiveness of the Trust’s registration statement including the Fund.

Response: The Registrant confirms that it has revised the Fees and Expenses table to reflect the fee paid to the Capital Protection Provider as a separate line item to the table and that a draft Fees and Expenses table was provided to the Staff via email on March 25, 2011. Below is a current draft of the Fees and Expenses table:

SHAREHOLDER FEES
(fees paid directly from your investment)	Class A	Class C	Class S	Class I	Class T

Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.75%	None	None	None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lower of original purchase price or redemption proceeds)	None	1.00%	None	None	None

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the
value of your investment)	Class A	Class C	Class S	Class I	Class T

Management Fees	0.64%	0.64%	0.64%	0.64%	0.64%
Distribution/Service (12b-1) Fees	0.25%	1.00%	0.25%	None	None
Other Expenses(1)	0.98%	1.00%	1.12%	0.89%	1.12%
Capital Protection Fee	0.75%	0.75%	0.75%	0.75%	0.75%
Remaining Other Expenses	0.23%	0.25%	0.37%	0.14%	0.37%
Total Annual Fund Operating Expenses(2)	1.87%	2.64%	2.01%	1.53%	1.76%
Fee Waiver(2)	0.09%	0.11%	0.00%	0.00%	0.00%
Net Annual Fund Operating Expenses After Fee Waiver(2)	1.78%	2.53%	2.01%	1.53%	1.76%

(1)	Since the Fund is new, Other Expenses are based on the estimated expenses that the Fund expects to incur in its initial fiscal period. .

(2)	Janus Capital has contractually agreed to waive the Fund’s total annual fund operating expenses (excluding the distribution and shareholder servicing fees — applicable to Class A Shares, Class C Shares, and Class S Shares; administrative services fees payable pursuant to the Transfer Agency Agreement — applicable to Class S Shares and Class T Shares; brokerage commissions; interest; dividends; taxes; and extraordinary expenses including, but not limited to, acquired fund fees and expenses) to between 1.38% and 1.53%, depending on the amount of the capital protection fee. The contractual waiver may be terminated or modified prior to February 1, 2013 only at the discretion of the Fund’s Board of Trustees.
37.	Staff Comment: With regards to the Fees and Expenses table in the Summary Section of the prospectus, the Staff requested that the Registrant remove the text in the footnote that reads as follows:

“Other Expenses may include acquired fund fees and expenses (indirect expenses the Fund may incur as a result of investing in the shares of an underlying fund), which are currently estimated to be less than 0.01%. “Acquired Fund” refers to any underlying fund (including, but not limited to, exchange traded funds) in which a fund invests or has invested during the period.”

Response: The Registrant has removed the text as requested from the fee table. (Please refer to the current draft of the Fees and Expenses table provided in response to Staff Comment 36 above.) However, Registrant understands Instruction 3(f)(vi) under Item 3 of Form N-1A to require this text and therefore, Registrant has revised disclosure under the Section titled

“Additional Information About the Fund,” subsection “Fees and Expenses” of the prospectus to include this text.

38.	Staff Comment: With respect to the footnote located in the Fees and Expenses table in the Summary Section of the prospectus that states “Janus Capital may recover from the Fund fees and expenses previously waived...,” the Staff requested an explanation as to why recovery of any fees is described as a waiver when those fees can be recouped as described.

Response: The Registrant confirms that it has amended the footnote to remove any reference to Janus Capital’s ability to recover any waived fees as it will not be seeking any such recoupment. (Please refer to the current draft of the Fees and Expenses table provided in response to Staff Comment 36 above.)

39.	Staff Comment: With regards to the Fees and Expenses table in the Summary Section of the revised prospectus, the Staff requested that the Registrant delete the disclosure in footnote (2) to the table relating to how the Capital Protection Fee is reflected as part of the expense limit and that it can fluctuate up and down.

Response: The Registrant has removed the disclosure as requested. (Please refer to the current draft of the Fees and Expenses table provided in response to Staff Comment 36 above.)

40.	Staff Comment: Please explain how a current or prospective investor will know the Protected NAV of the Fund.

Response: Janus Capital intends to make the current Protected NAV for each share class available on its website for shareholders to access at any time. Any change to the Protected NAV will be updated on the website within one business day.

41.	Staff Comment: Please confirm the frequency of the Fund’s dividend distribution and whether such distribution can be return of capital. The Staff noted that if the distribution can be return of capital and the Capital Protection Provider is an affiliate of the Fund, the distribution could be considered a conflict of interest and should be disclosed in the Fund’s prospectus.

Response: The Fund intends to make dividend distributions on an annual basis, normally in December. There is the potential that these distributions could be a return of capital. In any event, the Capital Protection Provider is not an affiliate of the Fund.

42.	Staff Comment: The Staff requested that a copy of the draft Capital Protection Agreement be sent via email or through the EDGAR system and that the Capital Protection Agreement be filed as an exhibit to Part C of the Fund’s registration statement.

Response: A copy of the draft Capital Protection Agreement was sent to the Staff via email on March 21, 2011. The Registrant confirms that the Capital Protection Agreement was filed as an exhibit to Part C of the Fund’s 485(a) filing made on April 21, 2011 and a revised Agreement was filed as an Exhibit to Part C of the Fund’s 485(a) filing made on May 4, 2011.
43.	Staff Comment: Please provide further clarification as to the 10 year term of the Capital Protection Agreement and the circumstances under which it may or may not be extended. Please include discussion regarding what action the Fund will take if the Capital Protection Agreement is not extended.

Response: The Capital Protection Agreement is for an initial 10-year term. Following the initial 10-year term, the Capital Protection Agreement may be extended at the request of the Fund for additional 10-year terms, subject to the same terms and conditions, absent any updated terms or conditions as approved by the Board of Trustees. There is no requirement that the Capital Protection Provider agree to the Fund’s request for an extension. In the event that the Capital Protection Agreement is not extended, the Fund’s Board of Trustees will consider what action to take, such as replacing the Capital Protection Provider. There is no guarantee that the Trustees would be able to locate a suitable replacement for the Capital Protection Provider, or if such an entity could be found, that a replacement agreement could be consummated under substantially the same terms and conditions as the Capital Protection Agreement. In this event, the Fund will be liquidated.

44.	Staff Comment: The Staff encouraged the Registrant to consider defining the protection provided to the Fund under the Capital Protection Agreement as something other than a “Guarantee” considering that there is still a risk that investors could lose money.

Response: The Registrant confirms that is has revised all references to the “Guarantee” to read “Protection” to better reflect the intent of the Fund and the capital protection arrangement entered into with the Capital Protection Provider.

45.	Staff Comment: Please verify whether the Fund invests in zero coupon bonds as a portion of the Fund’s Cash Component.

Response: At this time, the Fund does not intend to invest in zero coupon bonds.

46.	Staff Comment: Please provide an explanation as to how the “Settlement Amount” is calculated (i.e. is based on the Fund’s total net assets?)

Response: The Settlement Amount is not based on the total net assets of the Fund, rather total net assets of the Fund are a factor in calculating the Settlement Amount. The Settlement Amount is the lesser of (i) the sum of the shortfall between the then-current NAV and the Protected NAV of each share class, multiplied by the number of shares outstanding for such share class, and (ii) the “Maximum Settlement Amount” which is currently $1.5 billion. Put more simply, the Settlement Amount is the shortfall between the aggregate value of each share class’ then-current NAV and the aggregate of the Protected NAV across all the Fund’s share classes up to $1.5 billion. So, if the aggregate value of the share class’ then current-NAV is

$12,000,000 and the aggregate Protected NAV is $14,520,000, the shortfall would be $2,520,000 which would be the Settlement Amount.
After further discussions with the Staff on May 3, 2011, the Capital Protection Agreement was updated to reflect a new calculation that impacts the Settlement Amount, as reflected in the Agreement filed with the 485(a) filing on May 4, 2011. These revisions were made in an effort to ensure that each share class receives a pro rata portion of any protection payment made to the Fund by the Capital Protection Provider, regardless of whether a share class falls below its Protected NAV. In the event that the Protection is triggered, meaning at least one share class’ NAV is below its Protected NAV, the Capital Protection Provider is obligated to pay the Fund the “Settlement Amount”, which is the lesser of (i) the sum of the Shortfall Amounts per share class (“the Aggregate Shortfall Amount”) and (ii) the Maximum Settlement Amount. For each share class, the Shortfall Amount is calculated by first establishing, among those share classes that have an NAV below their Protected NAV, the highest percentage difference among all of those share classes between the Protected NAV per share and the current NAV per share, and applying that percentage to each Fund share class’ current NAV per share. The Aggregate Shortfall Amount is thus allocated on a pro rata basis to each share class. The Registrant has revised the prospectus accordingly, as reflected in the 485(a) filing made on May 4, 2011.

47.	Staff Comment: With respect to the Maximum Settlement Amount of $1.5 billion, please explain under what circumstances the amount would be reviewed and whether it can be reduced within the initial 10 year term of the Capital Protection Agreement.

Response: The Maximum Settlement Amount of $1.5 billion cannot be reduced during the initial 10 year term of the Capital Protection Agreement. As discussed and disclosed in the prospectus, the Capital Protection Provider has agreed to initially extend $1.5 billion in aggregate protection coverage to the Fund. It is noted in the prospectus that such amount will be “reviewed periodically to determine whether additional coverage is necessary or available to support the Fund’s rising assets.” Further to this point, Janus Capital and the Capital Protection Provider have developed specific AUM checkpoints, as reflected in the Capital Protection Agreement, to review the aggregate protection and make efforts to secure additional protection coverage as necessary. This process will initially occur when the Fund reaches $750 million in AUM to determine if coverage will then be extended to $2.25 billion, and subsequently at such agreed upon checkpoints thereafter.

48.	Staff Comment: Please add disclosure that states that there is no assurance that the Maximum Settlement Amount will increase even as the Fund’s assets increase.

Response: The Registrant has added the requested disclosure.

49.	Staff Comment: Please provide additional clarity to the Staff regarding the investment process the Fund will employ as its NAV is approaching the Protected NAV.

Response: The Fund is managed in an effort to ensure that the NAV for each share class will not fall below 80% of the highest NAV attained separately by each share class during the life of the Fund (reduced for dividends, distributions, any extraordinary expenses and certain extraordinary items). In order to minimize the effect of equity market volatility on the NAV per share for a share class, the Fund allocates its portfolio assets between two investment components— the “Equity Component” and the “Protection Component” (formerly referred to as the “Cash Component”). The Fund’s allocation between the Equity Component and the Protection Component is based on risk parameters identified on a daily basis by the Capital Protection Provider through a risk allocation methodology. This risk allocation methodology factors in, among other things, market volatility, the Fund’s exposure to industries, sectors, or countries, and liquidity of the Fund’s holdings. In general, as equity markets are rising, the Fund’s allocation to the Equity Component will rise with a goal of taking advantage of any potential future market increase, and as equity markets are falling, and the Fund’s NAV is also likely declining, the Fund’s portfolio manager will allocate more of the Fund’s assets to the Protection Component in an effort to protect the Fund from a potential on-going decrease in the market. Depending on the risk parameters and market activity, it is possible that the Fund could be 100% invested in either the Protection Component or the Equity Component.

50.	Staff Comment: The Staff requested clarification as to whether the Fund will continue to be offered to new shareholders if the Fund’s assets reach the Settlement Amount and what, if any, notice will be provided to shareholders.

Response: In the event that the Protection is triggered, purchases will be rejected and the payment of redemptions will be suspended as the Fund commences the liquidation process which includes the determination of any Settlement Amount. As permitted by Section 22(e) under the 1940 Act and by the Trust’s governing documents, the Fund can suspend the right of redemption or postpone the date of payment of redemption proceeds up to seven days after the redemption request has been submitted and properly received by the Fund. The Trust’s governing documents also do not require a time period for notifying shareholders of a liquidation. As discussed, if there is an event that results in termination of the Capital Protection Agreement, the Fund would commence immediately to liquidation and the prospectus serves as notice to shareholders that there are events that could result in liquidation.

51.	Staff Comment: The Staff requested that the first line of the Fund’s investment strategy be revised to be consistent with the Fund’s stated investment objective.

Response: The Fund’s investment objective is to seek long-term growth of capital and capital preservation. As requested by the Staff, the Registrant has revised the Fund’s strategy to state that the Fund “seeks growth of capital to the extent consistent with maintaining protection against significant downside movement of the NAV per share of each share class of the Fund.”

52.	Staff Comment: The last sentence in the fifth paragraph under “Principal Investment Strategies,” please remove the redundant disclosure that repeats “Maximum Settlement Amount” twice.

Response: The Registrant has removed the redundant disclosure.

53.	Staff Comment: Please include disclosure under “Principal Investment Risks” regarding the type of investor the Fund is designed for.

Response: The first paragraph under the section titled “Principal Investment Risks” has been revised to clarify that the Fund is designed for long-term investors seeking growth of capital through an equity portfolio that includes common stocks and derivatives as well as a level of protection when equity markets are declining.

54.	Staff Comment: In the first paragraph under the “Principal Investment Risks” section, please remove the disclosure that references that the Fund is designed for long-term investors and the detail regarding the type of investor the Fund is designed for.

Response: The Registrant has removed the disclosure.

55.	Staff Comment: To the extent that a Janus fund-of-funds can invest in the Fund, the Staff requested that additional disclosure be added to the “Conflicts of Interest” section stating that such fund may benefit from the Protection in the event it is triggered.

Response: In the event that a Janus fund-of-funds invests in the Fund, it will be treated like any other shareholder in the Fund. Because a Janus fund-of-funds will have no rights other than those afforded to all shareholders, including the right to payment in the event the Protection is triggered and payment is made under the Capital Protection Agreement, the Registrant believes the disclosure accurately reflects the potential conflicts of interest facing each shareholder of the Fund, no matter how such shareholder is situated.

56.	Staff Comment: Please confirm that the investments by the Fund in the Protection Component up to 100% of the Fund’s assets are not intended to be an exception to the Fund’s ability to invest 100% in cash as a temporary defensive policy.

Response: The Registrant confirms that the Fund’s investment in the Protection Component is not intended to be an exception to the Fund’s temporary defensive policy. Rather, the Protection Component is an important part of the Fund’s primary investment strategy. More specifically, through the Protection Component, the Fund seeks to limit downside risk by investing in cash and/or cash equivalent investments including, but not limited to, money market instruments, U.S. treasuries, and other market exposure reducing instruments, primarily short index futures. Depending on market conditions and the risk profile of the Fund, it is possible that the amount of Fund assets allocated to the Protection Component may, at times, be significant and possibly for an extended period of time. The temporary defensive policy on the other hand, is not part of the Fund’s active investment strategy, rather it permits the portfolio manager to increase the Fund’s cash position to respond to various circumstances, such as when the portfolio manager believes that market conditions are unfavorable for profitable investing, or when they are otherwise unable to locate attractive investment opportunities. It also allows a portfolio to increase the Fund’s cash position to protect the Fund’s assets or maintain liquidity in certain circumstances to meet unusually large redemptions or due to unusually large cash inflows where the portfolio manager is in the process of investing those assets. The Registrant has updated the disclosure as appropriate to clarify this point.
57.	Staff Comment: Under “Allocation Risk” in the Principal Investment Risks section of the prospectus there is reference to an “early termination.” Please explain whether there is a specific termination date and, if not, under what circumstances could an early termination occur?

Response: While the Capital Protection Agreement has an initial term of 10 years, it does not have a set maturity date and may be extended beyond 10 years as mutually agreed upon by the Fund and the Capital Protection Provider. There are certain events that will provide an opportunity for the Fund or the Capital Protection Provider to terminate the Capital Protection Agreement during the 10 year term. These events are considered “early termination” events and the date of any such event then becomes the termination date of the Capital Protection Agreement to the extent that the party exercises their right to terminate the Agreement. In almost all circumstances, an early termination event will not eliminate the obligation of the Capital Protection Provider to pay any shortfall amount due to the Fund on the termination date. The Registrant has revised the disclosure to reflect the early termination events, such as if the Trust fails to be a registered investment company under the 1940 Act, or if there is a change in control of the adviser. To the extent that there is fraud, bad faith, a criminal act, gross negligence or willful conduct by Janus Capital, the portfolio manager, or the Fund’s custodian that results in a drop of any share class’ NAV by 1% or more, the Capital Protection Provider is not obligated to pay any shortfall amount due to the Fund and the Agreement is terminated.

58.	Staff Comment: Under “Capital Protection Risk” in the Principal Investment Risks section of the prospectus, please explain why the protection does not extend to the exceptions listed in the risk disclosure.

Response: Pursuant to the terms of the Capital Protection Agreement, there are limited circumstances in which the Capital Protection Agreement will terminate and relieve the Capital Protection Provider of its obligations under the Agreement. Specifically, and as disclosed in the prospectus and SAI, if an action or omission on the part of the Fund, Janus Capital or certain key employees of Janus Capital, or the Fund’s custodian is deemed to constitute gross negligence, bad faith, willful misconduct, fraud, or a criminal act, in the Capital Protection Provider’s reasonable judgment, the Capital Protection Agreement will terminate and the Protection will be terminated. As a result, the Capital Protection Provider will have no payment obligation to the Fund under the Capital Protection Agreement.

59.	Staff Comment: Under “Termination Events Risk” in the Principal Investment Risks section of the prospectus, please clarify why the Fund is only “expected” to liquidate if the Capital

Protection Agreement is terminated. Also discuss the circumstances under which the Fund would continue operations and whether shareholders would be notified of the Fund’s termination or, depending on the circumstances, its continuance.
Response: The Registrant has revised the disclosure to reflect that the Fund “will” rather than is “expected to” liquidate in the event that the Capital Protection Agreement is terminated. As discussed in Registrant’s response to Staff Comment 34 above, the prospectus serves as notice to shareholders of any such liquidation that is related to an early termination event. If the Capital Protection Agreement is not extended at the end of its 10 year term, shareholders would receive advance notice other than through the prospectus. The disclosure has been clarified to reflect this notice.

60.	Staff Comment: Under “Maximum Protection Amount Risk” in the Principal Investment Risks section of the prospectus, the Staff requested further explanation as to how the maximum protection amount of $1.5 billion is calculated, including the frequency of such calculation (i.e. daily) and how the Fund’s investments will shift, if at all, as the maximum protection amount is approaching.

Response: The $1.5 billion is the initial maximum settlement amount that the Capital Protection Provider will pay in the event that there is a shortfall to be paid to the Fund. The settlement amount is the greater of (a) $0 and (b) the lesser of (i) the Aggregate Shortfall Amount as of the first business day after the Termination Date and (ii) the Maximum Settlement Amount. If there is a “Knock-Out Event,” meaning that either the Fund, Janus Capital or the Fund’s custodian has committed fraud, bad faith, a criminal act, gross negligence, or willful misconduct that results in a share class’ NAV declining by 1% or more, then the settlement amount is $0 and the Capital Protection Provider will not pay any shortfall amount. Janus Capital will be monitoring the Fund’s asset level daily. As discussed, the Capital Protection Provider has agreed to review the $1.5 billion limit once the Fund reaches $750 million in assets to evaluate the need to increase the limit another $750 million to $2.25 billion and to continue to evaluate the limit at each additional $750 million increase in assets. There is no expectation that the Fund’s investments will shift as the Fund approaches $1.5 billion. Rather, if no agreement is reached to extend the Maximum Settlement Amount above $1.5 billion, Janus Capital would be in discussions with the Fund’s Trustees regarding options, such as closing the Fund to new investments.

61.	Staff Comment: The Staff requested that disclosure be included in the “Market Underperformance Risk” in the Principal Investment Risks section of the prospectus that the Fund may underperform as a result of its payment of the Capital Protection Fee.

Response: The Registrant respectfully notes that the last sentence under “Market Underperformance Risk” includes the requested disclosure. Specifically, it states “The Fund’s payment of the capital protection fee paid to the Capital Protection Provider may also result in the Fund underperforming its primary benchmark and/or other similarly situated growth funds that do not pay a protection fee.”

62.	Staff Comment: Under “Liquidation Risk” in the Principal Investment Risks section of the prospectus, please provide further clarity as to what is meant by “...will liquidate as soon as possible and likely within the next several days.”

Response: As discussed, in the event that a share class’ NAV falls below its Protected NAV or there is an event that results in termination of the Capital Protection Agreement, as described in the prospectus, the Fund will then liquidate and terminate as quickly as possible after the date of such an event in order to ensure that each shareholder receives at least their Protected NAV. In these circumstances, even though the Capital Protection Agreement is terminating, the Capital Protection Provider continues to be obligated to pay any shortfall amount due to the Fund as of the date of the event that resulted in termination of the Agreement. The Registrant has revised the disclosure to add clarity regarding this process.

63.	Staff Comment: Under “Liquidation Risk” in the Principal Investment Risks section of the prospectus, please revise the risk disclosure to indicate that other events described in the prospectus “may, but not definitively” also terminate the Capital Protection Agreement.

Response: The Registrant has updated the requested disclosure.

64.	Staff Comment: Under “Counterparty Risk” in the Principal Investment Risks section of the prospectus, please provide additional clarity regarding the “absolute, irrevocable and continuing guaranty” issued by the Parent Guarantor. Will the parent guaranty be filed as an exhibit to the registration statement?

Response: The absolute, irrevocable and continuing guaranty means that the Parent Guarantor is obligated to provide protection to the Fund to the same extent that the Capital Protection Provider is obligated to provide protection and pay any Shortfall amount to the Fund under the Capital Protection Agreement. The Parent Guarantor cannot back out of its obligation to cover any payments due by the Capital Protection Provider. The parent guaranty has not been filed as an exhibit to the registration statement since it is an agreement between the Parent Guarantor and the Capital Protection Provider and not the Fund.

65.	Staff Comment: Please explain the impact to shareholders, including the possibility of declining performance, as the Fund’s investments in the Cash Component increase.

Response: The Registrant has added a “Market Underperformance Risk” to the Fund’s prospectus that describes in further detail the impact of the Fund’s use of the risk allocation methodology which may result in the Fund underperforming when its assets are held primarily or all in the Cash Component.

66.	Staff Comment: Under “Counterparty Risk” there is disclosure that states that the Fund’s ability to benefit from the protection may depend on the Capital Protection Provider’s financial condition. With respect to this disclosure, the Staff requested an explanation of the Board of

Trustees’ considerations in determining that the Capital Protection Provider is financially capable of fulfilling their obligations under the Capital Protection Agreement. The Staff also requested an explanation as to how the Board will continue to monitor the Capital Protection Provider’s financial position and whether shareholders will be notified in the event that the Capital Protection Provider ceases to be financially viable?
Response: With regard to the Janus Funds, the Board of Trustees has delegated to Janus Capital responsibility the monitoring of counterparties and counterparty risk. Janus Capital has a counterparty risk committee and the head of the committee is Janus Capital’s Chief Risk Officer who reports quarterly to the Fund’s Trustees. That quarterly report includes a review of counterparties. Janus Capital has a dedicated analyst that monitors the financial condition of the Capital Protection Provider and its parent, BNP Paribas. As part of its considerations related to the Fund, the Board considered the financial capability of the Capital Protection Provider and BNP Paribas, which is guaranteeing any payment owed by the Capital Protection Provider under the Capital Protection Agreement. The Board considered, among other things, and in addition to the views and analysis provided by Janus Capital, the financial standing of BNP Paribas independently and as compared to peers, its reputation, and its past payment history with regards to similar products it offers.

67.	Staff Comment: The Staff questioned whether the second footnote to the Minimum Investment Requirements table (denoted in the table by double asterisk) is permitted by Form N-1A.

Response: Item 6(a) of Form N-1A requires that the Registrant disclose the Fund’s minimum initial or subsequent investment requirements. The Registrant has complied with this requirement and believes that the second footnote which discloses the maximum investment for purchasing Class C Shares is equally important in that it provides shareholders with pertinent investment information that they would otherwise not be privy to unless they requested the Fund’s statutory prospectus. The Registrant has, however, revised the footnote to include the information pertaining only to the maximum investment amount and removed the additional information previously shown.

68.	Staff Comment: The Staff questioned whether the disclosure following the Minimum Investment Requirements table conforms with the requirements of Form N-1A.

Response: The Registrant believes that the disclosure conforms with the requirements of Form N-1A.

69.	Staff Comment: Under the section titled “Performance Information,” please add disclosure about the variability of the Fund’s returns.

Response: The Registrant acknowledges the comment and confirms that the requested disclosure will be provided at the Fund’s next annual update when performance is available.

70.	Staff Comment: The Staff requested additional clarification relating to the terms and conditions pursuant to which the Capital Protection Agreement can or will be terminated.

Response: Within the Fund’s prospectus, under “Additional Information About the Capital Protection Arrangement” there is a subsection titled “Termination Events” that provides a descriptive summary of the events under which the Capital Protection Agreement can and will be terminated. The section is divided to describe those circumstances in which the Agreement as well as the Capital Protection Provider’s obligations under the Agreement are terminated and those circumstances in which the Agreement is terminated but the Capital Protection Provider’s obligations remain.

71.	Staff Comment: Please explain under what conditions the terms of the Capital Protection Agreement would be extended beyond the initial 10 year term and what benefit the extension would provide shareholders.

Response: Based on current discussions with the Capital Protection Provider, the Capital Protection Agreement could be extended for subsequent 10 year periods under the same terms and conditions. The Fund and Capital Protection Provider will have an opportunity to evaluate the agreement and provide notice to the other party five years after the date of the agreement regarding whether to continue the agreement at the end of the 10 year period and if so, under what terms. Given that the Fund is designed to provide shareholders with at least 80% protection of the highest NAV achieved, if the Fund is extended after 10 years, shareholders have the benefit of locking in any gains obtained during the period and continuing to have the opportunity to increase the value of their account. Given that the Capital Protection Provider must provide the Fund with 5 years notice of termination of the Capital Protection Agreement, the Fund Trustees will have time to consider alternatives, including a replacement capital protection provider, in the event that BNP Paribas determines not to renew the agreement at the end of the 10 year term.

72.	Staff Comment: The Staff requested clarification as to whether there are provisions that would allow a party to “cure” a breach of a condition of the Capital Protection Agreement which would otherwise cause the agreement to terminate, and if so, please disclose.

Response: For most of the events under the Capital Protection Agreement that provide the Capital Protection Provider the opportunity to terminate the agreement, called “Early Termination Events,” there is an opportunity for the Fund or Janus Capital to cure the event. The Capital Protection Provider’s ability to exercise its right to terminate does not commence until the cure period has passed. In each of these circumstances, the Capital Protection Provider is obligated to pay any shortfall amount due to the Fund. Early Termination Events are described in the prospectus and SAI.

73.	Staff Comment: Referencing the disclosure in the “Additional Information About the Fund” section of the prospectus in the fourth paragraph under the subsection titled “Capital Protection Agreement,” the Staff inquired whether the procedures that are said to be in place to ensure compliance with the terms of the Capital Protection Agreement include provisions for conferring with the Capital Protection Provider prior to making investment decisions.
Response: No. As outlined in the prospectus, the Fund’s portfolio manager is required to manage the Fund within certain risk parameters as identified on a daily basis by the Capital Protection Provider based on a risk allocation methodology. Therefore, while the Capital Protection Provider is providing the investment risk parameters in an effort to protect the Fund’s NAV, the Fund’s portfolio manager is solely responsible for determining what investments they believe are appropriate for each component based on their investment approach. At no point is the portfolio manager required to confer with the Capital Protection Provider prior to making investment decisions.

74.	Staff Comment: Under the “Additional Information About the Fund” section of the prospectus in the fifth paragraph under the subsection titled “Capital Protection Agreement” there is a reference that states that shareholders do not have any direct rights or claims against the Capital Protection Provider, Janus Capital or the Parent Guarantor. The Staff requested that the Registrant consider adding disclosure whether a shareholder has any other rights against any of these parties, for example, derivative actions.

Response: The Registrant acknowledges the comment and believes that the disclosure is appropriate without any further changes.

75.	Staff Comment: Please add additional disclosure to the summary section of the prospectus that states that only shareholders that hold their shares at the termination date of the Fund will be entitled to the Protected NAV.

Response: The Registrant acknowledges the comment and confirms that it has complied by adding additional applicable disclosure in the summary section.

76.	Staff Comment: Please add disclosure to the summary section of the prospectus that states that shareholders who redeem their shares prior to the termination date of the Fund could receive less than 80% that would otherwise be protected if they remained in the Fund.

Response: The disclosure has not been revised to reflect this comment as it is not accurate. If there is a termination date and a shareholder redeems prior to that date, that shareholder receives the then current effective NAV which will be higher than the Protected NAV. This means a shareholder will receive 80% or greater of their initial investment.

77.	Staff Comment: Please confirm whether the NAV that a shareholder will be entitled to receive in the event the Protection is triggered is the Protected NAV, or the then-current NAV, whichever is larger, on the date that the Capital Protection Agreement is terminated or is it the next day’s NAV.

Response: The Registrant confirms that the NAV that a shareholder will receive is the applicable NAV as of the date the Capital Protection Agreement is terminated. Since the Fund is beginning the liquidation process at that point, the next day’s NAV would be the same as the NAV on the date the Protection is triggered.

78.	Staff Comment: Please explain why acquired fund fee and expenses have been classified as an “extraordinary event” and whether this classification would have the effect of reducing the Protected NAV thereby avoiding triggering a guarantee event.

Response: The Registrant acknowledges the comment and notes that it has revised the applicable disclosure to remove reference to the inclusion of acquired fund fee and expenses as a component of “extraordinary expenses” that would have the effect of reducing the Protected NAV for a share class.

79.	Staff Comment: Please disclose how the payment of dividends will reduce the Protected NAV for a share class.

Response: As noted in the Fund’s prospectus, dividends occur once a year in December. Disclosure relating to how dividends will impact the Protected NAV is included in Appendix A to the prospectus which illustrates how the Protection works and is calculated under different circumstances including when a dividend is declared. In addition, the Registrant has added the following disclosure to the prospectus for further clarity regarding the impact of dividend distributions on the Protected NAV:

Below is an example showing how the Protected NAV per share is adjusted following the declaration of a distribution:

In the event the Fund declares income and capital gain distributions, the Protected NAV per share will be adjusted down so that the relative protection level remains at the level in place prior to the distribution. While the Protected NAV per share is changed as a result of a distribution, the protected value of your account balance does not change, assuming you reinvest your distribution. For example, on a day the highest NAV per share of a share class is reached at $11.00, the Protected NAV per share is set at $8.80, which is 80% of the highest NAV per share. When the highest NAV per share increases to $12.50, the Protected NAV per share is set at $10.00, which is 80% of the highest NAV. On a day the NAV per share is $12.00, the Fund declares a per share distribution of $1.00. The result of the distribution is that the NAV per share is reduced from $12.00 to $11.00. The Protected NAV per share is also reduced so that the Protected NAV per share is the same relative to the post-distribution NAV per share of $11.00 as it was to the pre-distribution NAV per share of $12.00. The Protected NAV per share of $10.00 was 83.3% of the pre-distribution NAV per share of $12.00 per share and the post-distribution Protected NAV per share is adjusted to $9.17, which is 83.3% of the post-distribution NAV per share. Additional information regarding how the Protected NAV per share is adjusted following a distribution is included in Appendix A to the Fund’s prospectus.

80.	Staff Comment: Please provide disclosure that explains that the Protected NAV will be reduced by distributions.

Response: The Registrant confirms that is has added the requested disclosure. There are references throughout the prospectus that indicate that the Protected NAV is reduced by dividends and distributions.

81.	Staff Comment: Please provide a chart or other demonstrative illustration that shows the allocation of the Fund’s assets between the Equity Component and the Protection Component relative to the Aggregate Protected Amount.

Response: Janus Capital intends to provide on its website information relating to the percentage of Fund assets that are allocated between the Equity Component and the Protection Component. Consistent with the Registrant’s Portfolio Holdings Policy, this information will be available on a monthly basis with a 15 day lag.

82.	Staff Comment: Please add disclosure that states that as more of the Fund’s assets are allocated to the Protection Component, the Fund’s ability to participate in certain market gains may be limited.

Response: The Registrant confirms that the requested disclosure is included in the Fund’s prospectus including under “Allocation Risk” and “Market Underperformance Risk.”

83.	Staff Comment: Please add disclosure that would alert shareholders to the importance of the Protected NAV for other share classes. Include disclosure that a shareholder should consider the Protected NAV of other share classes when deciding whether to purchase a share class with a front-end load.

Response: The Registrant confirms that it has added the requested disclosure including information directing shareholders where they can obtain such information.

84.	Staff Comment: While the Staff does not purport to require the Registrant to incorporate by reference the Protected NAV for each share class as displayed on the Janus website, the Staff did request that the Registrant make an undertaking to disclose such information on the website.

Response: The Registration acknowledges the comment and makes the following undertaking: During the period that the Capital Protection Agreement (or any successor agreement) is in effect, the Registrant hereby undertakes to make available the Protected NAV for each share class of Fund on each Janus website on which share classes of the Fund are available for purchase.

85.	Staff Comment: Please make prominent within the disclosure that a shareholder must hold their shares on the Termination Date in order to be covered by the Protection and that the Capital Protection Agreement has an initial term of 10 years which may be extended.

Response: The Registration confirms that the requested disclosures are included in the Fund’s prospectus and that the Registrant believes that their placement throughout the document meets the request of the Staff.

86.	Staff Comment: Please make clear in the disclosure that the Protected NAV for each share class will be impacted by dividends, distributions, any extraordinary expenses, and certain extraordinary items over the life of the Fund, including during periods of time before a shareholder purchased shares of the Fund.

Response: The Registrant confirms that the requested disclosure is included in the prospectus.

87.	Staff Comment: Make clear in the disclosure that distributions that may reduce the Protected NAV of a share class may include capital gains as well as return of capital.

Response: The Registrant confirms that the requested disclosure is included in the prospectus.

88.	Staff Comment: Make clear in the disclosure that Janus Capital will manage the Fund’s assets in accordance with the terms and conditions under the Capital Protection Agreement.

Response: The Registrant confirms that it has included disclosure discussing the requirement that in order to comply with the terms of the Capital Protection Agreement the portfolio manager must manage the Fund’s assets within certain risk parameters as identified on a daily basis by the Capital Protection Provided based on a risk allocation methodology. The first occurrence of this discussion is in the Fund’s “Principal Investment Strategies” section. In addition, throughout the prospectus the Registrant has included disclosure that discusses the use of the risk allocation methodology for managing the Fund’s investments as well as the associated risks.

89.	Staff Comment: Provide disclosure that in the event that the Capital Protection Agreement terminates without the benefit of the Protection, Janus Capital will not be responsible for any portion of the Protection.

Response: The Registrant confirms that the Fund’s prospectus includes disclosure that none of the Fund, Janus Capital, or any affiliate thereof, will be responsible for any shortfall between the then-current NAV of any share class and the corresponding Protected NAV in the event the Capital Protection Agreement is terminated without the benefit of the Protection.

90.	Staff Comment: Please provide the Staff with an updated Investor Experience Chart that reflects the removal of the “Hypothetical Market Activity” line from the chart.

Response: As noted in Staff Comment 2, a revised Investor Experience Chart was provided to the Staff via email on April 19, 2011 and included in the subsequent 485(a) filing on April 21, 2011.

Note: following additional conversations with the Staff relating to the Investor Experience Chart, the Registrant has determined to remove the chart.

91.	Staff Comment: Please make clear in the disclosure, if applicable, that in the event the Fund is liquidated any costs associated with such liquidation may reduce a share class’ Protected NAV.

Response: The Protected NAV is not reduced by any liquidation costs. Therefore, no additional disclosure has been added.

92.	Staff Comment: Please revise the first paragraph of the “Principal Investment Strategies” section to note that the 80% protection is “aspirational.”

Response: The Registrant acknowledges the comment but respectfully declines to revise the disclosure as noted as the 80% protection is not “aspirational.” The Fund is designed so that shareholders will receive at least 80% of the highest NAV attained separately by each share class during the life of the Fund, reduced for dividends, distributions, any extraordinary expenses, and certain extraordinary items (the Protected NAV). The only situation that a shareholder may receive below 80% is in the unlikely event that their share class falls below its Protected NAV at the same time the Capital Protection Agreement is terminated as a result of acts or omissions by the Fund, Janus Capital or certain key employees of Janus Capital, or the Fund’s custodian that constitute gross negligence, fraud, bad faith, willful misconduct, or a criminal act that negatively impacts a share class’ NAV by 1%.

93.	Staff Comment: Provide disclosure in the prospectus to address the potential risk that the Fund may not be able to reallocate its assets from the Equity Component to the Protection Component if there is a one-time sudden drop in the market.

Response: The Registrant has disclosure regarding this risk in the prospectus. In addition, the Registrant has clarified this specific risk under “Principal Investment Risks” and “Allocation Risk” in the prospectus.

94.	Staff Comment: Provide an example of the payment of protection to the Fund and how that payment, when it is only one share class that breaches its 80% “floor” is restored to the 80% level provided to all share classes.

Response: The Fund has a protection feature that protects each share class’ NAV to at least 80% of the highest NAV achieved. The Fund is designed so that if any single share class falls below its Protected NAV, that share class, along with all share classes, is receiving at least its Protected NAV. In this circumstance, the Fund will liquidate and the Capital Protection

Provider is obligated to pay the Protection Amount to the Fund and each share class that has a shortfall will receive its proportionate share of the amount owed. In the following scenario the current NAV of Share Class S and T have fallen below their respective Protected NAV:

					% of
Fund		NAV at time		Highest	Highest	Protected	Shortfall	Total
Share	Shares	of Protection	Aggregate Share	NAV per	NAV Per	NAV Per	Amount per	Payout
Class	Outstanding	Trigger	Class NAV	share	Share	Class	Share Class	%

Class A	20,421,895.20	$30.16	$615,912,469.36	$37.70	80.01%	$30.16	$—	80.01%
Class C	199,190.38	$29.95	$5,964,883.48	$37.43	80.00%	$29.95	$—	80.00%
Class D	169,650,162.83	$30.23	$5,128,677,902.78	$37.76	80.06%	$30.21	$—	80.06%
Class I	5,674,708.27	$30.25	$171,648,402.55	$37.81	80.00%	$30.25	$—	80.00%
Class S	2,726,233.52	$30.09	$82,044,033.82	$37.77	79.68%	$30.22	$329,436.66	80.00%
Class T	88,428,630.45	$30.21	$2,671,385,147.55	$37.77	79.98%	$30.22	$670,563.34	80.00%

	287,100,820.65		$8,675,632,839.55				$1,000,000.00

			Aggregate NAV of				Aggregate
			the Fund				Shortfall
							Amount paid
The NAVs of each share class reflected above, including the ‘Highest NAVs per Share’ and ‘Protected NAVs per Share’ are the result of the different class level expenses embedded in each share class — it is common in a multi-share class structure for share class NAVs to behave in this manner. Importantly, the protection payment made (or ‘Aggregate Shortfall Amount’) is designed to restore each share class to at least 80% of its previously achieved highest NAV. In the example above, after the protection is paid, each share class has received at least 80% of its previously achieved high and the Fund liquidates. This is the key feature of the product — every investor receives at least 80% at liquidation regardless of their respective share class.

95.	Staff Comment: Provide the findings of the Fund’s board of trustees related to their approval of the Capital Protection Agreement and the allocation of any protection payment under 18f-3(c)(v).

Response: The following is an excerpt of the draft minutes of the Trustees’ consideration of the capital protection agreement. These minutes have not yet been approved by the Trustees so they are subject to change.

Counsel to the Trustees stated that the Trustees and their counsel had requested and received extensive information from Janus Capital, including with respect to information related to BNP and the Capital Protection Agreement (“CPA”), in advance of the meeting, including at their January 2011 telephone meeting. He reported that the Trustees conducted an extensive review of the materials provided by Janus Capital, which included data comparing expenses of the JPG Fund to those of expected Lipper peers and universes of similarly categorized funds, including those with a similar protection component. He noted that the Trustees were legally entitled to request and receive any other information they considered necessary or appropriate for purposes of their review of the agreements, and at their prior meeting in December 2010, had concluded their review of the other advisory agreements currently in place for the Janus Funds. Mr. Rosenblum reported that, in considering the agreements, the Trustees reviewed and analyzed various factors that they determined were relevant, including the factors described below, none of which by itself was considered dispositive.

Nature, Extent and Quality of Services

The Trustees reviewed the nature, extent and quality of the services to be provided by Janus Capital, taking into account the investment objective and strategy of the JPG Fund, including the intent to maintain the NAV per share to at least 80% of the highest NAV achieved by utilizing a risk allocation methodology provided by BNP. In addition, the Trustees reviewed the resources and key personnel of Janus Capital, particularly noting those employees who provide investment management and risk management services to the JPG Fund and are responsible for maintaining compliance with BNP’s risk budget. The Trustees also considered other services provided to the JPG Fund by Janus Capital, such as managing the execution of portfolio transactions and the selection of broker-dealers for those transactions, serving as the JPG Fund’s administrator, monitoring adherence to the Fund’s investment restrictions, producing shareholder reports, providing support services for the Trustees and Trustee committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures of the Funds and with applicable securities laws and regulations.

The Trustees discussed the services to be performed by Janus Capital under the CPA, in particular the reporting requirements and managing compliance with the haircut policy. The Trustees noted the benefit to be provided to shareholders through the CPA and BNP’s payment to the Fund of any shortfall amount due as a result of an NAV per share falling below its Protected NAV. The Trustees noted that any shortfall amount due from BNP would be paid to the JPG Fund pursuant to the terms of the CPA, and such payment was further guaranteed pursuant to a separate agreement with BNP’s corporate parent.

The Trustees concluded that the nature, extent and quality of the services provided by Janus Capital were appropriate and consistent with the terms of the proposed investment advisory agreement and CPA. They also concluded that Janus Capital had sufficient personnel, with the appropriate education and experience, to serve the JPG Fund effectively.

Costs of Services Provided

The Trustees examined information regarding the proposed fees and expenses of the JPG Fund in comparison to similar information for other comparable funds in particular with respect to proposed investment advisory fees and fees paid to a guarantor. The Trustees noted that they had previously reviewed management fees charged by Janus Capital to its separate account clients and to non-affiliated funds subadvised by Janus Capital (for which Janus Capital provides only portfolio management services). The Trustees noted that the proposed management fee rate for JPG Fund was the same as that for Janus Fund, a fund with the same growth strategy as JPG Fund but without the protection component. The Trustees noted that, under the terms of the management agreements with other Janus Funds, Janus Capital performs significant additional services for the Funds that it does not provide to those other clients, including administrative services, oversight of the Funds’ other service providers, trustee support, regulatory compliance and numerous other services, and that, in serving the Funds, Janus Capital assumes many legal risks that it does not assume in servicing its other clients.

The Trustees concluded that the management fee payable by JPG Fund to Janus Capital was reasonable in relation to the nature, extent and quality of the services provided, taking into account the fees charged by other advisers for managing comparable mutual funds with similar strategies, the fees Janus Capital charges to other clients, and the expense limitation agreement agreed to by Janus Capital that included within the limit the capital protection fee.

The Trustees considered the cost of the capital protection fee to be paid by JPG Fund to BNP and the benefit received by shareholders from BNP providing protection to the Fund. The Trustees noted that shareholders benefited from entering into the CPA as it provided for ensuring all share classes received equitable treatment in protecting the NAV per share at 80% of the highest NAV achieved during the life of the Fund. The Trustees considered the financial health of BNP and that there was also a parent guaranty provided by BNP’s parent company, BNP Paribas N.A. The Trustees noted that the only event that resulted in termination of BNP’s obligation to pay was a “knock-out event.” The Trustees determined that the method of payment to the Fund of any shortfall amount due is fair to shareholders to ensure that the Fund distributes to shareholders the higher of the NAV per share or the Protected NAV. The Trustees determined that the amount of the capital protection fee was not unreasonable in relation to the benefit provided and the nature of the obligation of BNP and its corporate parent to pay any shortfall amount due.

After further discussions with the Staff on May 3, 2011, given the changes made to the Capital Protection Agreement such that every share class is receiving a protection payment on a pro rata basis in the event of liquidation of the Fund, it is the Registrant’s understanding that there are no issues with the allocation of the protection payment under Rule 18f-3.
Statement of Additional Information
96.	Staff Comment: Item 17(b)(2)(10) of Form N-1A indicates that for each director the Fund’s SAI should “discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Fund at the time that the disclosure is made in light of the Fund’s business and structure.” Please confirm that the disclosure in the Fund’s SAI satisfies this requirement.

Response: The Registrant has reviewed the disclosure with counsel to the Independent Trustees and each are in agreement that the current disclosure satisfies the requirements of Item

17(b)(2)(10). The Registrant will however continue to review the disclosure on an ongoing basis to determine if modifications are appropriate.

97.	Staff Comment: With respect to the Fund’s disclosure related to “tender option bonds,” the Staff requested confirmation as to whether the Fund intended to purchase or create custom bonds.

Response: The Registrant confirms that in the event the Fund invests in tender option bonds it will purchase them over the counter.

98.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

Response: The Registrant provides its response below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.
Regards,
/s/ Robin Nesbitt
Robin Nesbitt
Legal Counsel
cc:	Stephanie Grauerholz-Lofton, Esq. Donna Brungardt